UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Spirit AeroSystems Holdings Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

848574109

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 848574109

1	NAME OF REPORTING PERSON Orbis Investment Management Limited ("OIML") Orbis Investment Management (U.S.), LLC ("OIMUS") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OIMUS: 26-0583752
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION OIML is a company organized under the laws of Bermuda; OIMUS is a company organised under the laws of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,683,713
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,683,713
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON OIML 4,626,133; OIMUS 57,580
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON OO (OIMUS), FI (OIML)

CUSIP No.: 848574109

ITEM 1(a).	NAME OF ISSUER:
Spirit AeroSystems Holdings Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
3801 S Oliver St Wichita, KS 67210
ITEM 2(a).	NAME OF PERSON FILING:
Orbis Investment Management Limited ("OIML") Orbis Investment Management (U.S.), LLC ("OIMUS")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
For OIML: Orbis House, 25 Front Street, Hamilton HM 11, Bermuda; For OIMUS: 600 Montgomery Street, Suite 3800, San Francisco, CA 94111, USA
ITEM 2(c).	CITIZENSHIP:
OIML is a company organized under the laws of Bermuda; OIMUS is a company organised under the laws of Delaware, U.S.A.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Class A Common Stock
ITEM 2(e).	CUSIP NUMBER:
848574109
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[X] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J); for OIML
	(k)	[X] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: equiv to IA (only for OIML)

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
OIML 4,626,133; OIMUS 57,580
	(b)	Percent of class:
3.9%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
4,683,713
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
4,683,713
(iv) Shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Orbis Investment Management Limited ("OIML") and Orbis Investment Management (U.S.), LLC ("OIMUS") are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each of OIML and OIMUS (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person

OIML is the beneficial owner of 4,626,133 shares of Class A Common Stock of Spirit AeroSystems Holdings Inc., or 3.9% of the 119,656,840 shares of Class A Common Stock of Spirit AeroSystems Holdings, Inc. believed to be outstanding.

OIMUS is the beneficial owner of 57,580 shares of Class A Common Stock of Spirit AeroSystems Holdings Inc.,or 0.0% of the 119,656,840 shares of Class A Common Stock of Spirit AeroSystems Holdings, Inc. believed to be outstanding.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2013

Date
Orbis Investment Management Limited Orbis Investment Management (U.S.), LLC
/s/ James J. Dorr

Signature
James J. Dorr , James Dorr, General Counsel of Orbis Investment Management Limited; Director of North Rock Holdings Corp., a member of Orbis Investment Management (U.S.), LLC

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).